Exhibit 1.01

Deswell Industries, Inc.

Summary of findings

Number of suppliers that provide materials that are likely to contain 3TGs/Conflict Minerals	79

	Number	As a % of the selected suppliers’ purchase volume
Response received	67	84.8%

	Number of suppliers	Number of suppliers sourced from Covered Country
Tantalum	5	0
Tin	51	0
Gold	24	0
Tungsten	7	0